ZEVA Inc.



ANNUAL REPORT

1128 St Paul Ave Bay #1

Tacoma, WA 98421

0

https://www.zevaaero.com/

This Annual Report is dated May 2, 2022.

BUSINESS

ZEVA, Inc., is a Washington State Corporation that was incorporated in May of 2018. ZEVA, Inc., has been doing business as ZEVA AERO since its inception. ZEVA plans to bring safe sustainable personal electric flight to everyone. We are currently flight testing a full-scale patent-pending single-passenger electric vertical take-off and landing (eVTOL) aircraft, which can allow for individuals to fly directly from their home to their office 50 miles away. We are targeting first-responders as our opening market to validate the technology in the hands of experienced professionals while simultaneously helping to save lives by getting those first responders to the scene of emergencies faster than they can by ground transportation. By developing our autonomous flight systems, we plan to allow anyone to safely fly a ZEVA aircraft.

Previous Offerings

keep existing and add (Start Engine):

Type of security sold: Equity
Final amount sold: $204,000.00
Use of proceeds: Parts and supplies for prototype

Date: February 4, 2022

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

ZEVA - Results of operations

Year ended December 31, 2021 compared to year ended December 31, 2020 Revenue

Revenue for fiscal year 2021 was $119,642, up compared to fiscal year 2020 revenue of $66,767. Resulting predominantly from continued focus on research and development and fundraising activities. Slight recovery of the economy due to gradual subsiding of Covid-19 pandemic. During the year, ZEVA focused on research and development of the ZEVA Zero prototype.

Cost of sales

Cost of sales in 2021 was $7,862, a decrease of approximately $,7328, from costs in fiscal year 2020. ZEVA is pre-revenue and the sales are attributed to residual sales and contracting from previous activities.

Gross margins

2021 gross profit increased by $51,821 to $111,780.19 over 2020 gross profit $57,954 and gross margins as a percentage of revenues increased from 87% in 2020 to 93% in 2021. This improved performance was caused by an increase in higher-margin direct-to-customer sales and a decrease in lower-margin sales.

Expenses

The Company's expenses consist of, among other things, building and equipment lease, compensation, marketing expenses, fees for professional services and patents, research and development expenses. Expenses in 2021 decreased slightly by $11,948 from 2020. The majority of decreases were due to a decrease of lease, utility and overhead expenses.

Historical results and cash flows:

2020 through 202a were cash flow intensive from an R&D expenditure point of view. Engineering, parts and components necessary to design, build and test the full-scale functional prototype were acquired. This activity was funded through investments by the founders and also a friend-and-family round of investment.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $15,455.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: SBA
Amount Owed: $72,000.00
Interest Rate: 3.75%
Maturity Date: August 30, 2050

Creditor: Investors (convertible notes)
Amount Owed: $115,000.00
Interest Rate: 5.0%
Maturity Date: January 16, 2021

These notes are expected to convert to common shares.

Creditor: Mr. Stephen Tibbitts
Amount Owed $47,656
Interest rate: 5%
Maturity Date: July 14th, 2022

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Stephen Tibbitts

Stephen Tibbitts's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO

Dates of Service: December 01, 2017 - Present

Responsibilities: General management. Founders stock 5,850,500 shares and currently does not take salary compensation. Performs and manages all aspects of startup and operation including primarily responsible for vehicle design.

Position: Board Chairman

Dates of Service: May 16, 2018 - Present

Responsibilities: Chairman of the board is responsible for setting up the legal framework of the corporation, delineating the strategy of the company, drafting and approving bylaws, signing off and carrying out various initiatives.

Name: Gurbir Singh

Gurbir Singh's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CTO

Dates of Service: January 05, 2018 - Present

Responsibilities: Technical design and engineering management. Currently does not take salary compensation. He received Founders stock of 1,040,00 shares for the design and development of the energy management system in the vehicle.

Name: Don McLane

Don McLane's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: VP Engineering

Dates of Service: January 05, 2018 - Present

Responsibilities: Engineering and technical design and management. Currently does not take salary compensation. He received 1,040,000 shares of common stock. Services include hardware and software engineering and management.

Other business experience in the past three years:

Employer: University of Washington

Title: Professor

Dates of Service: August 01, 1981 - Present

Responsibilities: teaching and lab instruction

Name: Fred Bills

Fred Bills's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: COO

Dates of Service: January 26, 2021 - Present

Responsibilities: Management of operations. Currently does not take salary compensation. He received 400,000 shares of common stock for his role in operations management and intellectual property manager.

Other business experience in the past three years:

Employer: ZEVA INC

Title: Aerodynamicist

Dates of Service: October 01, 2019 - Present

Responsibilities: Simulation - Computational Fluid Dynamics

Other business experience in the past three years:

Employer: ZEVA INC

Title: Head of Intellectual Property

Dates of Service: August 01, 2020 - Present

Responsibilities: Prepare and manage IP filings

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Stephen Tibbitts

Amount and nature of Beneficial ownership: 5,599,000

Percent of class: 53.57

RELATED PARTY TRANSACTIONS

Name of Entity: Stephen Tibbitts
Relationship to Company: Director
Nature / amount of interest in the transaction: As founder, extended financial loans.
Material Terms: As of December 31st, 2019, the Company loaned related parties $24.8k. The amounts were repaid in 2020. As of December 31st, 2020, the Company had outstanding $26.6k in loans from owners. The amounts are due on demand and do not accrue interest.

Name of Entity: Stephen Tibbitts
Relationship to Company: Director
Nature / amount of interest in the transaction: As founder, extended financial loans.
Material Terms: As of July 14th, 2020, Tibbitts loaned the company $60,000. As of December 31st, 2020, the Company had outstanding $47,656.43 in loans from owners. The amounts are payable over the course of 12 months and unpaid principal accrews interest on the unpaid principal at a rate of 5% per annum.

OUR SECURITIES

The company has authorized Common Stock, and Convertible Note Bridge Financing. As part of the Regulation Crowdfunding raise, the Company will be offering up to 267,500 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 14,026,005 outstanding.

Voting Rights

One vote per share with no cumulative rights.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Note Bridge Financing

The security will convert into Preferred stock and the terms of the Convertible Note Bridge Financing are outlined below:

Amount outstanding: $115,000.00

Maturity Date: January 16, 2021

Interest Rate: 5.0%

Discount Rate: 80.0%

Valuation Cap: $14,000,000.00

Conversion Trigger: Fund raise proceeds of $1,000,000 or more selling preferred shares

Material Rights

Upon the occurrence or existence of any Event of Default, immediately and without notice, all outstanding Obligations payable by the Company hereunder shall automatically become immediately due and payable.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the transportation industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our personal air vehicle. Delays or cost overruns in the development of our personal air vehicle and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

ZEVA Inc. was formed in 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. ZEVA has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and very little revenue. If you are investing in this company, it is because you think that the ZEVA aircraft and business model is worth investing in, that the team will be able to successfully market and sell the product or service, that we can price the product or service appropriately, and sell the product or service to enough peoples that the Company will succeed. Further, we have not yet turned a profit and there is no assurance that the Company will ever be profitable.

We have pending patent approval's that might be vulnerable

The Company currently has a pending patent application. One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the Federal Aviation Administration (the "FAA") and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

FAA Restricted Airspace

All aircraft operating in the United States are subject to regulation by the Federal Aviation Administration (the "FAA"). While many companies are working with the FAA to allow for greater freedom to operate certain aircraft - namely electric vertical take-off and landing or "eVTOL" aircraft - in urban airspaces, there is no guarantee that our aircraft will be given approval to operate in urban or other environments.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2022.

ZEVA Inc.

By   /s/ *Stephen Tibbitts*

    Name: ZEVA Inc.

    Title: CEO

Exhibit A

FINANCIAL STATEMENTS

	2021
Total Assets	70,283.70
cash Equivalents	16,455.17
Accounts Received	24,325.72
Short Term Debt	117,183.18
Long Term Debt	186,900.00
Revenue	119,641.73
COGS	7,861.54
Taxes Paid	33,958.22
Net Income	(71,878.15)

ZEVA
Balance Sheet
As of December 31, 2021

		Total
ASSETS		
Current Assets		
Bank Accounts		
KeyBank Chkng 4130		16,194.45
Petty Cash		260.72
Total Bank Accounts	$	**16,455.17**
Accounts Receivable		
Accounts Receivable (A/R)		24,325.72
Total Accounts Receivable	$	**24,325.72**
Other Current Assets		
Inventory		5,070.00
Inventory Asset		0.00
Undeposited Funds		0.00
Total Other Current Assets	$	**5,070.00**
Total Current Assets	$	**45,850.89**
Fixed Assets		
3D Printers		0.00
Accumulated Depreciation		-178,741.79
Fixed Assets		188,949.00
Office Furniture & Equipment		0.00
Total Fixed Assets	$	**10,207.21**
Other Assets		
Accumulated Amortization		-1,016.11
Start-Up Costs		15,241.71
Total Other Assets	$	**14,225.60**
TOTAL ASSETS	$	**70,283.70**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)		6,545.50
Total Accounts Payable	$	**6,545.50**
Credit Cards		
CITI Card - 3253		19,220.94
Steve's Costco Card		0.00
Total Credit Cards	$	**19,220.94**
Other Current Liabilities		
FabLab		564.84
Square Gift Card		1,705.00
Square Tax Agency Payable		0.00
Stockholder Loan Payable		86,445.16
Washington State Department of Revenue Payable		2,701.74
Total Other Current Liabilities	$	**91,416.74**

Total Current Liabilities	**$**	**117,183.18**
Long-Term Liabilities		
Convertible Notes		25,000.00
C.Montgomery		30,000.00
Edward Fox		25,000.00
Eleanor Fox		25,000.00
J. Fallisgaard		10,000.00
Total Convertible Notes	**$**	**115,000.00**
EIDL Loan		71,900.00
Total Long-Term Liabilities	**$**	**186,900.00**
Total Liabilities	**$**	**304,083.18**
Equity		
Additional Paid in Capital		2,294.14
Common Stock		10,162.42
Opening Balance Equity		0.00
Owner's Investment		154.00
Owner's Pay & Personal Expenses		0.00
Retained Earnings		-174,531.89
Net Income		-71,878.15
Total Equity	**-$**	**233,799.48**
TOTAL LIABILITIES AND EQUITY	**$**	**70,283.70**

ZEVA
Profit and Loss
January - December 2021

		Total
Income		
QuickBooks Payments Sales		2,393.04
Rental Income		1,863.80
Sales		22,402.62
Sales of Product Income		596.84
StartEngine Income		92,305.64
Stripe Income		79.79
Total Income	$	**119,641.73**
Cost of Goods Sold		
Cost of Goods Sold		5,111.79
Melio Fees		-0.59
PayPal Fees		417.77
QuickBooks Payments Fees		609.40
Shipping		1,723.17
Total Cost of Goods Sold	$	**7,861.54**
Gross Profit	$	**111,780.19**
Expenses		
Advertising & Marketing		7,295.77
Ask My Accountant		0.00
Bank Charges & Fees		946.14
Car & Truck		202.13
Contractors		25,390.55
Dues & subscriptions		2,474.00
Interest Paid		1,691.50
Job Supplies		1,062.86
Lab Equipment & Supplies		2,438.05
Legal & Professional Services		55,695.14
Licensing Subscription		551.00
Meals & Entertainment		2,451.54
Office Supplies & Software		7,044.23
Other Business Expenses		11,204.61
Recruiting Fees		1,645.00
Rent & Lease		12,345.40
Repairs & Maintenance		2,859.47
Research and Development		25,823.22
Shipping, Freight & Delivery		193.09
Taxes & Licenses		33,958.22
Trade Show / Conference Fees		3,866.53
Travel		3,639.21
Utilities		10,470.10
Total Expenses	$	**213,247.76**
Net Operating Income	-$	**101,467.57**
Other Income		

STEP Grant		5,000.00
Working Grant - WA State Dept of Commerce		25,000.00
Total Other Income	$	**30,000.00**
Other Expenses		
Other Miscellaneous Expense		410.58
Total Other Expenses	$	**410.58**
Net Other Income	$	**29,589.42**
Net Income	-$	**71,878.15**

CERTIFICATION

I, Stephen Tibbitts, Principal Executive Officer of ZEVA Inc., hereby certify that the financial statements of ZEVA Inc. included in this Report are true and complete in all material respects.

Stephen Tibbitts

CEO